December 3, 2009

Ms. Ta Tanisha Meadows

Staff Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:

GWS Technologies, Inc.

Amendment No. 2 to Item 4.01 Form 8-K

Filed October 6, 2009

File No. 0-52504

Dear Ms. Meadows:

I have received your letter dated October 7, 2009 and reviewed your comments suggesting GWS Technologies, Inc. (hereinafter the “Company”) revise the disclosure in item 4.01 contained in Amendment No. 2 to the Form 8-K filed October 6, 2009.

Comment 1.  Please note that the scaled disclosure and reporting requirements for smaller companies were moved from Regulation S-B into Regulation S-K in rule amendments to provide general regulatory relief and simplification for smaller reporting companies. As such, in future filings please comply with the disclosure items in Regulation S-K.

Response to Comment 1.  Thank you for the direction in this regard; in future filings we will comply with the disclosure items in Regulation S-K.

Comment 2.  Please describe the disagreement disclosed in paragraph (e) to us in further detail. For example, tell us whether you are able to produce the promissory notes requested by your former accounting firm and why the documentation was not provided. In addition, tell us whether you reviewed available documentation and assessed your accounting for promissory notes and related income. If so, tell us the results of your assessment and the basis for your conclusions. If not, please advise.

Response to Comment 2.  We did provide the promissory notes to Mantyla McReynolds, our new auditor, but did not provide them to Seale and Beers, CPAs; provided, however, that we did not provide any documents to Seale and Beers, CPAs.

On September 11, 2009, we notified Seale and Beers, CPAs of our intent to dismiss them and retain Mantyla McReynolds, LLC. On the same date I was informed via email by Seale and Beers, CPAs that they had outstanding accounting issues, specifically the promissory notes. However, other than the initial communications regarding GWS Technologies’ engaging Seale and Beers, CPAs, GWS Technologies had no communications with Seale and Beers, CPAs (except for communications regarding the filing of the original Form S-8 regarding the change of auditors from Moore & Associates to Seale and Beers, CPAs), and Seale and Beers, CPAs, to that date, had not performed any services for GWS Technologies.

Ms. Ta Tanisha Meadows

U.S. Securities and Exchange Commission

12/3/2009

We reviewed the promissory notes and assessed our accounting for the promissory notes (which were for monies owed by GWS Technologies, Inc.) and we concluded that the promissory notes and accrued interest were appropriately entered on our Quickbooks accounting system.

On September 24, 2009, Seale and Beers, CPAs provided a letter to the SEC regarding the 8-K disclosure which stated, in pertinent part:

“The firm of Seale and Beers, CPAs was previously principal accountant for GWS Technologies, Inc. but never audited or reviewed any of the financial statements of the Company prior to our dismissal on September 11, 2009. (emphasis added)

We have read the Company’s statements included under item 4.01 of its Form 8-K/A dated September 22, 2009, and we agree with such statements contained therein.”

We have filed an amended Form 8-K with the following additional disclosure (which is underlined herein) in an amendment to Item 4.01:

 “Seale and Beers, CPAs were engaged by the Company from August 7, 2009 through September 11, 2009. During that period, Seale and Beers did not prepare any reports regarding the Company’s financial statements. During the Company’s two most recent fiscal years and the subsequent interim periods preceding the dismissal of Seale and Beers, CPAs there were no disagreements with Seale and Beers, CPAs on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, except for the following:

On September 11, 2009, Seale and Beers, CPAs notified the Company that it had outstanding accounting issues, being that it had requested certain promissory notes in support of the April 30, 2009 financial statements reviewed by former public accounting firm Moore & Associates and further indicating that, in the event such documentation could not be produced, a restatement of those financial statements (specifically, accrued interest relating to the promissory notes) would be required. Since we were in the process of retaining a new public accounting firm, we provided the promissory notes requested to our new public accounting firm, Mantyla McReynolds, LLC and requested that Seale and Beers, CPAs respond to any questions and discuss any matters, without limitation, regarding the promissory notes, financial statements, records or accounting procedures of the Company with Mantyla McReynolds, LLC.

We reviewed the promissory notes and assessed our accounting for the promissory notes (which were for monies owed by GWS Technologies, Inc.) and we concluded that the promissory notes and accrued interest were appropriately entered on our Quickbooks accounting system.

Ms. Ta Tanisha Meadows

U.S. Securities and Exchange Commission

12/3/2009

The Company currently has only two directors and therefore does not have a separate audit committee and the entire board of directors did not communicate with Seale and Beers, CPAs regarding this issue; however, Richard Reincke, a member of the Company’s Board of Directors and President and CEO of the Company, communicated with Seale and Beers, CPAs on behalf of the Company. Mr. Reincke further authorized (and, indeed, urged) Seale and Beers, CPAs to respond fully to the inquiries of the successor accounting firm, Mantyla McReynolds LLC, concerning the promissory notes and accrued interest thereon, and further authorized Seale and Beers, CPAs to discuss any other matters, without limitation, regarding the financial statements, records, or accounting procedures of the Company with the successor accounting firm, Mantyla McReynolds, LLC.”

Comment 3. Please acknowledge your obligation to file the former accountant’s letter by amendment within two business days of its receipt. If you are unable to obtain the letter from the former accountant, please amend the filing to disclose that fact. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response to Comment 3.  We acknowledge our obligation to file the former accountant’s letter by amendment within two business days of its receipt. If we are unable to obtain the letter from the former accountant, we will amend the filing to disclose that fact.

In responding to your comments, please be informed that the Company acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.

Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will respond promptly to any requests for additional information in order to facilitate your review, or to any additional comments or concerns relating to this proposed revised disclosure. If you have any questions or comments, or can provide further guidance regarding this disclosure, please contact the undersigned directly at (480)619-4747.

Yours truly,

/s/ Richard Reincke

Richard Reincke

President